Mail Stop 6010

July 14, 2006

Diana G. Reardon
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

      Re: Amphenol Corporation
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 16, 2006
             Amendment 1 to Form 10-K filed March 22, 2006 and Amendment 2
             to Form 10-K filed March 24, 2006
             File No. 001-10879

Dear Ms. Reardon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant